Coca Cola Embonor SA


                                  Press Release
                                  -------------

Re.: Suspension of Coca Cola Embonor S.A. reporting obligations under the Securities Exchange Act of 1934.

Santiago, December 16th, 2004.- Coca Cola Embonor S.A. (the "Company") today announced that it will file a Form 15 with the United States Securities and Exchange Commission on December 16th, 2004 to suspend its reporting obligations under the United States Securities Exchange Act of 1934.

The Company has two classes of securities which have been registered under the United States Securities Act of 1933: one is the ADR program; the other is the 9 7/8% senior notes issued through its Cayman Islands branch and due on March 2006 (collectively, the "Securities").

As a result of this action, the Company's obligation to file periodic reports will be suspended effective immediately. However, the Company will continue with the publication in Chile of quarterly and annual results according to the Chilean Superintendency of Securities and Insurance requirements.

The Company's Board of Directors considered the following factors in making this decision: (i) the reduced number of the Company's Securities held of record by United States residents, (ii) the fact that the Company's Securities are very thinly traded within the United States and (iii) the costs, both direct and indirect, associated with the preparation and filing of the Company's periodic reports with the SEC. The Company anticipates significant time and cost savings resulting from this suspension.

Coca Cola Embonor S.A. is a publicly traded corporation which purpose is to produce, package, bottle and/or distribute all types of carbonated soft drinks, non-alcoholic beverages, and bottled waters. As a The Coca Cola Company licensee, Coca Cola Embonor S.A. serves several regions in Chile and most all of the territory of Bolivia.